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sgandhi@sidley.com (212) 839 5684	FOUNDED 1866

* FOIA Confidential Treatment Request*

Confidential Treatment Requested by Athene Holding Ltd.

in connection with Registration Statement

on Form S-1 filed on November 21, 2016

November 21, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE – Mail Stop 4720

Washington, D.C. 20549

Re:	Athene Holding Ltd.
Registration Statement on Form S-1
File No. 333-211243

Dear Ms. Hayes:

On behalf of Athene Holding Ltd. (the “Registrant”), enclosed for review by the Securities and Exchange Commission (the “Commission”) is Amendment No. 5 to the Registration Statement on Form S-1, File No. 333-211243, of the Registrant (as amended, the “Registration Statement”). The Registration Statement has been revised to effect certain updates and changes as the Registrant deems appropriate. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Registration Statement.

Set forth below are the responses of the Registrant to respond to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) that were included in the Staff’s comment letter of June 6, 2016 as well as orally conveyed from the Staff to the undersigned on November 17, 2016. For ease of reference, each comment is printed below in bold and is followed by the response of the Registrant. Page numbers refer to page numbers of the unmarked version of the Registration Statement as submitted on the date of this letter.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Registrant hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Registrant has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Registrant is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’’ advance notice of any intended release so that the Registrant may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at (212) 839-5684 rather than rely on the U.S. mail for such notice.

From Comment Letter of the Staff of June 9, 2016:

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates and Judgments Stock-based Compensation, page 145

9.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that the Registrant believes the deemed per share fair values used as the basis for determining stock-based compensation have been reasonable and appropriate for the reasons set forth below. The Registrant expects to include an anticipated price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the road show for the initial public offering (the “IPO”), which the Registrant anticipates could commence as soon as [*]. That price range will be subject to then-current market conditions, continuing discussions with the underwriters and other factors affecting the Registrant or the proposed IPO.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Based in part on information provided by the underwriters, the Registrant currently estimates that the anticipated offering prices to be reflected on the cover of the Registrant’s preliminary prospectus, if issued, would be a two to three dollar price range within or below the range of $[*] to $[*] per share for the Registrant’s Class A common shares (the “Preliminary IPO Price Range”).

Since December 31, 2015, the Registrant has issued the following awards in connection with stock-based compensation (including shares purchased at fair market value by employees):

Award Type	Grant Date	Shares/Units Granted	Grant Value/Strike Price[1]
M4 Common Shares	Feb 2016	134,650	$28.26
M4 Restricted Stock Units	Feb 2016	20,550	$28.26
Class A Restricted Stock Awards	Feb 2016	100,092	28.26
M4 Common Shares	Feb 2016	2,500	$28.26
M4 Restricted Stock Units	Feb 2016	3,800	$28.26
Class A Shares Purchased by Employees	Feb 2016	1,769	$28.26
Class A Restricted Stock Awards	Mar 2016	3,826	28.26
Class A Shares Purchased by Employees	Mar 2016	21,230	$28.26
M4 Restricted Stock Units	Apr 2016	1,500	$28.26
M4 Common Shares	May 2016	440,000	$34.23
Class A Restricted Stock Awards	Jun 2016	3,187	33.95
LTIP – Restricted Stock Units	Jun 2016	329,159	33.95
LTIP – options	Jun 2016	470,644	$33.95
M4 Common Shares	Jun 2016	213,500	$33.95
M4 Restricted Stock Units	Jun 2016	2,400	$33.95
Class A Restricted Stock Awards	Aug 2016	2,972	36.40
Class A Shares Purchased by Employees	Aug 2016	4,120	$36.40
M4 Common Shares	Aug 2016	200,000	$36.40

[1] Strike price and fair value at grant date of the awards was based on the Registrant’s mid-quarter share valuations that utilized consistent methodology to the quarter end valuations. The differences between the mid-quarter valuations and quarter end valuations was due to changes in the price to book multiples of the Registrant’s peer companies as driven by market conditions.

As described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Critical Accounting Estimates and Judgments – Stock Based Compensation” beginning on page 145 of the Registration Statement, the Registrant bases the fair value of its common shares on recent or anticipated transactions. If no such transactions are available, the Registrant estimates the fair value using a market multiple of its book value, excluding accumulated other comprehensive income (loss) (“AOCI”), and takes into account any expected dilution factors.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Under the multiple of book value approach, the Registrant calculates a multiple for public company peers by dividing each peer’s market capitalization by its reported GAAP equity excluding AOCI. A regression analysis is then prepared based on the calculated multiple of each peer relative to its expected return on GAAP equity, excluding AOCI, relative to the Registrant. From this analysis, a comparable book value multiple for the Registrant is derived and then appropriately adjusted to factor in the projected time frame and likelihood of an Initial Public Offering (IPO) and other adjustments to peers (if applicable) and subsequent liquidity of the common shares.

Below is a table summarizing Registrant’s historical share prices since December 31, 2015:

Period	Implied Multiple	Price per Share
12/31/2015	1.18x	$ 34.23
3/31/2016	1.02x	$ 30.44
6/30/2016	1.20x	$ 36.40
9/30/2016	1.20x	$ 37.50

During the three-month period ended March 31, 2016 the implied multiple decreased due to a decline in the value of publicly traded peer companies in the life insurance sector resulting from potential changes in Department of Labor regulations impacting the retirement services and insurance industry and declining interest rates during the quarter. While below the December 31, 2015 levels, publicly traded peer companies’ stock values as of March 31, 2016 closed higher than the intra-quarter lows experienced in February and early March 2016.

During the three-month period ended June 30, 2016, the Registrant experienced significant organic growth in its reinsurance and retail channels. In addition, the Registrant also made further progress in preparing for its IPO including improvements in the timeliness and reliability of financial reporting and operational functions. In connection with the process for preparing for its IPO, feedback was received from a range of sources, including potential underwriters that were being interviewed by the Registrant, which supported the Registrant’s view of an increase in value relating to recent developments. As a result, it updated the adjustment to peer multiples in the June 30, 2016 valuation which resulted in an increase to the implied multiple as of June 30, 2016 as compared to March 31, 2016.

For the three-month period ended September 30, 2016, the implied multiple remained consistent with June 30, 2016 due to increases in peer company valuations offset by decreases in the Registrant’s own return on equity assumptions.

Subsequent to the September 30, 2016 valuation, market conditions have favorably impacted the determination of the Preliminary IPO Price Range outlined above, such as a rising rate environment following the United States’ presidential election, as well as heightened speculation regarding potential decreases in regulation impacting the retirement services and insurance industry, each of which has favorably impacted valuations of the competitor peer set.

Based on the analysis described above, the Registrant believes the deemed per share fair values used as the basis for determining stock-based compensation have been reasonable and appropriate for the each of the periods identified above.

Staff comment orally conveyed on November 17, 2016

2.	Please disclose, to the extent material, how the conditional distribution of Athene will change the post offering ownership of Class A vs. Class B common shares, including the amount to be held by pre-IPO Class A investors and management.

The Registrant will disclose, to the extent material, in an amendment to the Registration Statement that would be filed shortly before the commencement of the roadshow for the IPO, all changes to the ownership of Athene common shares by all executive officers, directors and 5% or more shareholders after giving effect to the initial public offering, including applicable changes to the number of Class A common shares and Class B common shares outstanding, which will include the effect of the conditional distribution by AP Alternative Assets, L.P. of Athene common shares to its unitholders.

* * * * * * *

We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

Very truly yours,

/s/ Samir A. Gandhi

Samir A. Gandhi

Cc:	Josh Samples (SEC)
Erin Jaskot (SEC)
Bonnie Baynes (SEC)
Sharon Blume (SEC)
James R. Belardi (Athene Holding Ltd.)
John Golden (Athene Holding Ltd.)
Perry J. Shwachman (Sidley Austin LLP)

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